UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.        )*

Diana Shipping Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

Y2066G104
(CUSIP Number)

Attn: Mr. Ioannis Zafirakis Pendelis 16, 175 64 Palaio Faliro Athens, Greece + 30-210-9470-100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2066G104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Simeon Palios

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[ ]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

18,793,331

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

18,793,331

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,793,331

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.2%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y2066G104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corozal Compania Naviera S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Panamanian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER

4,762,180

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,762,180

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,762,180

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2066G104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ironwood Trading Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,524,360

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,524,360

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,524,360

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2066G104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Diana Enterprises Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,268,971

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
9,268,971

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,268,971

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.9%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Shares"), of Diana Shipping Inc. (the "Issuer"). The principal executive office and mailing address of the Issuer is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Simeon Palios ("Palios"), a citizen of Greece, Corozal Compania Naviera S.A., a Panamanian corporation ("Corozal"), Ironwood Trading Corp., a Liberian corporation ("Ironwood") and Diana Enterprises Inc., a Marshall Islands corporation ("Diana Enterprises"). Palios, Corozal, Ironwood and Diana Enterprises are collectively referred to as the "Reporting Persons."  Diana Enterprises indirectly is the beneficial owner of a majority of the issued and outstanding shares of Corozal and may be deemed to have beneficial ownership of the Shares held by Corozal.  Palios is the owner of a majority of the issued and outstanding shares of Ironwood and Diana Enterprises, and may be deemed to have beneficial ownership of the Shares beneficially owned by Ironwood and Diana Enterprises.

The principal business address for Diana Enterprises is Ymittou 6, 17564 Palaio Faliro, Athens, Greece. The principal business address for each of the other Reporting Persons is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

The Reporting Persons have not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 21, 2016, Diana Enterprises acquired beneficial ownership of all issued and outstanding shares of Abra Marinvest Inc. ("Abra"), Mitzela Corp. ("Mitzela") and 4 Sweet Dreams, S.A. ("4 Sweet Dreams"), for no consideration, and may be deemed to have beneficial ownership of 2,018,709 Shares held of record by such entities.

Item 4.	Purpose of Transaction.

Palios, the Chairman, President and Chief Executive Officer of the Issuer, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.	Interest in Securities of the Issuer.

(a. & b.) As of December 13, 2016, the Issuer had 84,696,017 Shares outstanding.  Based on the foregoing, the following persons report beneficial ownership of the following Shares:

Corozal is the record holder of 4,762,180 Shares, representing 5.6% of the Issuer's issued and outstanding Shares.  Ironwood is the record holder of 9,524,360 Shares, representing 11.2% of the Issuer's issued and outstanding Shares.  Diana Enterprises indirectly may be deemed to beneficially own an aggregate of 9,268,971 Shares through Corozal, Taracan Investments S.A., Abra, Mitzela and 4 Sweet Dreams, as the result of Diana Enterprises' ability to control the vote and disposition of such entities, representing 10.9% of the Issuer's issued and outstanding Shares.  Palios indirectly may be deemed to beneficially own 9,524,360 Shares through Ironwood and 9,268,971 Shares through Diana Enterprises, as the result of his ability to control the vote and disposition of such entities, for an aggregate of 18,793,331 Shares, representing 22.2% of the Issuer's issued and outstanding shares.

Corozal has sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 4,762,180 Shares.  Ironwood has the sole power to dispose or direct the disposition of 0 Shares, and has the shared power to dispose or direct the disposition of 9,524,360 Shares.  Diana Enterprises has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 9,268,971 Shares. Palios has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 18,793,331 Shares.

(c.) No transactions in the Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons are not party to any contracts, arrangements or understanding or relationships with respect to the Shares or any other security of the Issuer.

Item 7.	Material to be Filed as Exhibits.

	Exhibit A	Joint Filing Agreement dated December 13, 2016 among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2016
(Date)

Corozal Compania Naviera S.A. By /s/ Simeon Palios	Ironwood Trading Corp. By /s/ Simeon Palios
Simeon Palios Principal	Simeon Palios Principal

Diana Enterprises Inc. By /s/ Simeon Palios
Simeon Palios Principal

/s/ Simeon Palios
Simeon Palios

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated December 13, 2016, and any further amendment thereto, relating to the Common Stock, par value $0.01, of Diana Shipping Inc. shall be filed on behalf of the undersigned.

December 13, 2016
-----------------------
(Date)

Corozal Compania Naviera S.A.	Ironwood Trading Corp

By	By
/s/ Simeon Palios	/s/ Simeon Palios
Simeon Palios Principal	Simeon Palios Principal

Diana Enterprises Inc. By /s/ Simeon Palios
Simeon Palios Principal

/s/ Simeon Palios
Simeon Palios